Exhibit 99.1

FOR IMMEDIATE RELEASE.

Silicom Secures Significant Autonomous Vehicle (AV)
Win: Giant Industry Leader Commissions
Silicom to Design Customized FPGA-Based Solution

- Pilot Units & License Fees Over Two Years Expected to Total ~$2M -

KFAR SAVA, Israel — September 9, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that one of the world’s largest companies has commissioned Silicom to design and build a task-specific FPGA-based card. The customer will integrate the customized product inside its autonomous vehicles during a preliminary limited deployment project.

Silicom will first design the card and manufacture a pilot batch for a set fee, after which the manufacturing will move to the customer’s contract manufacturer and Silicom will receive a license fee for each card deployed. According to the customer’s projections, total revenues from the project will reach approximately $2 million, the majority of which will stem from licensing fees. The agreed-upon license fee structure establishes a mechanism for ongoing revenue flows if the client decides to utilize Silicom’s FPGA technology in wide-deployment AV offerings.

“This win is exciting for us on three different levels,” commented Shaike Orbach, Silicom’s President & CEO. “First, while we continue to focus on our mainstream Networking, Cloud, Data Center and Telecom clients, additional significant players from other markets have begun reaching out to us, indicating that our solutions and positioning are relevant to them as well. In addition, this win positions us favorably to benefit from the booming AV market, from opportunities within both the vehicles and their supporting data centers. And third, this win secures another giant customer for us: a client whose many products and divisions offer virtually limitless opportunities for additional sales of our technologies and concepts. In fact, we are already participating in this customer’s tender for another high-potential FPGA-based project.”

Mr. Orbach continued: “Silicom’s unique Packet Mover technology and FPGA design expertise are emerging as important enablers for all these industries, as well as our ability to integrate third-party IP such as AI (Artificial Intelligence), Encryption, DPI (Deep Packet Inspection), Compression, 5G and others into their functionality. Given the astronomical growth projections for the AV market, it is hard to overstate the boost that this market could offer Silicom.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: http://www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com